UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

    ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Supervest, Inc.

Legal status of issuer

       Form
       C-Corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 5, 2022

Physical address of issuer
1500 Broadway, Suite 2202, New York, NY 10036

Website of issuer
www.supervest.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,841,238	$1,654,482
Cash & Cash Equivalents	$2,554,250	$55,955
Accounts Receivable	-	-
Short-term Debt	$2,518,648	$1,706,610
Long-term Debt	$472,075	$446,775
Revenues/Sales	$797,468	$123,427
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income (Loss)	$(208,709)	$(167,890)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials



EXHIBIT A
Annual Report
(EXHIBIT A TO FORM C-AR)
5/9/2022

Supervest, Inc.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Supervest, Inc. ("the Company", "we", "us", "our") was originally formed on March 7th, 2018 in the state of Florida under the name United Partners LLC. On February 20th, 2019 the company changed its name to Supervest LLC and underwent reformation to a Delaware limited liability company on December 16th, 2019. On April 5, 2022 the company changed its name to Supervest, Inc. and underwent reformation to a Delaware corporation.

The Company is located at 1500 Broadway, Suite 2202, New York, NY 10036.

The Company's website is https://www.supervest.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Risks Related to the Company's Business and Industry

The Merchant Cash Advance industry is largely unregulated and changes in regulations could adversely affect the Company's business. Currently, the Merchant Cash Advance (MCA) industry is largely unregulated. The regulatory status of MCAs is unclear or unsettled in many state jurisdictions, as well as at the federal level. It is difficult to predict how, when or whether regulatory agencies may apply existing regulations with respect to such

MCAs. Regulatory actions could adversely impact the MCA marketplace in certain states or the industry in general in various ways, including, for purposes of illustration only, through a determination that such capital advance transactions constitute unlawful activity or that MCAs are a regulated transaction that requires registration or licensing for some or all of the parties involved. As new laws and regulations take effect, the Company is likely to experience other effects that cannot yet be predicted and may significantly impact the Company.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company is not currently registered with FINRA. FINRA is a self-regulatory organization under the purview of the SEC. The Company is of the opinion that their business activities do not require registration with FINRA. However, there is a risk that the SEC and/or FINRA may disagree and require the Company to register, which may require the Company to cease their business operations until they obtain the requisite licenses, which could take a significant amount of time. There is also a possibility that the Company may be required to materially alter the business model, in a significantly, and potentially adverse way, diminishing the Company's prospects and position. In addition, regulators may find that the Company has been in violation of securities laws with its current operation and subject the Company to sanctions.

There are risks associated with the repayment of Merchant Cash Advance loans that the Company must manage. The general risks under a Merchant Cash Advance (MCA) are as follows. A Funder will provide capital to Merchants through MCAs. A Funder will purchase receipts expected to be generated from a Merchant's future sales. A Merchant will authorize a Funder to receive a certain percentage of its future daily sales receipts, or a fixed daily amount estimated to equal this percentage, until a Funder has received all of the future receipts it has purchased. Among the risks associated with these transactions is that the Merchant does not unconditionally agree to repay the MCAs. If the Merchant does not generate sufficient receipts due to adverse business conditions, loss of leased premises, natural disasters or similar occurrences beyond the control of the Merchant, a Funder and a Syndicate Partner will suffer the loss since the MCAs are not secured by collateral.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Customer complaints or negative publicity could result in a decline in the Company's customer growth and its business could suffer. The Company's reputation is very important to attracting new customers to its platform. While the Company believes that it has a good reputation and that it provides its customers with a superior experience, there can be no assurance that the Company will continue to maintain a good relationship with its customers or avoid negative publicity.

Failure to obtain new clients or customers or renew client contracts or subscriptions on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company has a limited operating history in an evolving industry, which makes it difficult to evaluate future prospects. There can be no assurance that the Company will be able to achieve or sustain profitability. Although the management team of the Company has general experience in the Merchant Cash Advance industry, there is no assurance that the Company will be successful.

The Merchant Cash Advance industry is sensitive to changes in economic activity and the impacts of COVID or related pandemic type scenarios or other unforeseen events. Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the MCA industry. Many factors, including factors such as COVID or other pandemic type situations that are beyond the Company's control, may have a detrimental impact on its operating performance. These factors include general economic conditions, unemployment levels, energy costs, and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes.

The Company's risk management efforts may not be effective. The Company could incur substantial losses and its business operations could be disrupted if it is unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to its business, assets and liabilities.To the extent the Company's proprietary technology that is used to assess the creditworthiness of a potential business does not adequately identify potential risks, its risk management systems would not adequately represent the risk profile of such business and could result in higher risk than anticipated. The Company's risk management policies, procedures and techniques may not be sufficient to identify all of the risks it is exposed to, mitigate the risks that it has identified or identify concentrations of risk or additional risks to which it may become subject to in the future. Furthermore, there may be a lag in the time in which a customer begins to show signs of an inability to pay back a MCA and when a Funder begins to take remedial action, and as a consequence this could impair a Syndicate Partner's eventual ability to receive repayment on the MCA.

The Company's funding opportunities are small businesses. Accordingly, the funding opportunities or the funder's customers historically have been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for MCAs by potential customers, higher default rates, or both, by their existing customers. In addition, there is a risk that the quality of the portfolio will deteriorate during a recession. There can be no assurance that economic conditions will remain favorable for the Company or that demand for MCAs or default rates by the Funders' customers will remain at current levels. Reduced demand for MCAs would negatively impact the Company's growth and revenue.

The Company's Merchant Cash Advance offerings have varying term length on the platform and their factor rates will vary. The Company seeks to accept numerous Funders on its platform. Each Funder will have its own underwriting and investment guidelines, including general rules about Merchants, the location of a Merchant, cash flow requirements, preferred and prohibited industries, the expected term of a MCA, the factor rate of a MCA and the typical funding amount. Given that each Funder's investment guidelines will be different, the expected returns from each MCA will be different and there is a risk that some MCAs will perform better than others due to such guidelines and terms.

The Company relies on a technology platform that has been designed using the Company's proprietary know-how. The Company's investment strategy relies heavily on the use of proprietary and non-proprietary software and data by the Company. Such reliance on this technology and data is subject to a number of important risks. First, the Company may be severely and adversely affected by a malfunction of the technology and/or data feed. For example, an unforeseeable software or hardware malfunction could occur, as a result of a virus or other outside force, or as a result of a design flaw in the system or in its continued implementation. Furthermore, if any of the software, hardware, data and/or other intellectual property is found to infringe on the rights of any third party, the Company could be adversely affected.

Merchant MCA default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual Merchants. In particular, loss rates on Merchant Cash Advances may increase due to factors such as prevailing interest rates, the downturn in the economy, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal and business bankruptcies, disruptions in the credit markets, and other factors.

The Company relies on its management team and needs additional key personnel to grow its business. The loss of key employees or the inability to hire key personnel could harm its business. The Company believes its success depends on the efforts and talents of its executives and employees and on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the loss of any of its senior management or key employees could materially adversely affect its ability to execute the Company's business plan and strategy, and it may not be able to find adequate replacements on a timely basis, or at all. The Company cannot ensure that it will be able to retain the services of any members of its senior management or other key employees. If the Company does not succeed in attracting well-qualified employees or retaining and motivating existing employees, the Company could be materially and adversely affected.

The Company does not have employment contracts in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The infrastructure of the Company may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in operations or give rise to liabilities to third parties. Concerns over the security of transactions and the safeguarding of confidential information could inhibit the use of the Company's platform to conduct transactions over the Internet. Data breaches take many different forms, including a calculated, malicious act to gain information that can be used for profit. These types of attacks commonly target personally identifiable information such as social security numbers and credit card information. Security breaches could expose the Company and Syndicate Partners to a risk of financial loss, litigation and other liabilities. Control policies may not protect the Company against all of such losses and liabilities. The Company will take the necessary steps to attempt to prevent a data breach, but in the event that one occurs, this could have a material adverse effect on the Company and result in operational losses or lack of functionality to conduct business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company has established subsidiary companies. The Company, Supervest, Inc., is a parent company to established subsidiaries. The Company runs its daily business operations through Supervest, Inc. and has established subsidiary limited liability companies for branding, current and projected operations purposes. The Company and its managing members have ownership control over each of the subsidiaries. One of the Company's wholly owned subsidiaries, Supervest MCA LLC, was established to participate in Merchant Advance operations by way of the platform and technology of the parent company. All material operations of the Company are run through Supervest, Inc., the parent company.

There is no guarantee that the Company's business will maintain the requisite amount of deal flow. The Company relies on the origination of new MCAs from the Funders with whom it has partnered. There is no certainty that the quality and amount of deal flow from each of the Funders will remain consistent with historical experience or that they will continue to provide deal flow to the Company and the Company cannot guarantee that it will continue to work with such Funders.

The Company has an outstanding Note payable related to an Ownership Interest Purchase Agreement. On June 24, 2020, the Company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., to purchase 12.5% of the issued and outstanding interest of the Company in exchange for a total amount of $375,000. The purchase price accrues interest at a rate of 12% per annum amortized over 50 months and is paid in monthly installments in accordance with the amortization schedule in the Reviewed Financials in the Data Room. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2021, the outstanding balance of this loan is in the amount of $260,901.

The Company has an outstanding EIDL loan that is secured debt. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $150,000. Interest accrues at the rate of 3.75% per annum totaling approximately $6,465 for a total obligation of $156,654 as of December 31, 2021. Installment payments, including principal and interest, begin twenty-four months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has an outstanding PPP loan. The Company owes First Midwest Bank for a Small Business Association Paycheck Protection Program loan totaling $39,316. This loan has been granted in April 2020 and accrues at an interest rate of 1% and contains a 6-month deferral period during which there is no payment. After the deferral period, the Company is required to make principal and interest payments in equal 24 installments. The Company has applied for the loan forgiveness in accordance with the Paycheck Protection Program but no guarantee of forgiveness can be made.

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and accrues interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

The Company has participated in Related Party Transactions in its operation. The Company has entered into Related Party Transactions with Debt Pay Gateway Inc. As of December 31, 2021 and December 31, 2020, the Company held $256,253 and $1,578,449 in escrow accounts with Debt Pay Gateway Inc. The Company does not have an escrow agreement in place with Debt Pay Gateway Inc. Escrow agreements formalize the relationship between the Company and an escrow agent and typically define payment and operation structures. As a result, the Company and its escrow agent, Debt Pay Gateway, operate in a non-formalized arrangement. Certain members owning 32.5% of the Company are also owners and founders of Debt Pay Gateway Inc.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Supervest, Inc. leverages relationships with small to mid-sized lenders to create an investment platform for accredited investors and individuals looking to invest in the merchant cash advance ("MCA") space. Providing a secure and transparent platform for investors, all with different appetites for risk and return, provides access to an asset class previously inaccessible to accredited investors. The platform allows funders to provide capital to small business owners who would have otherwise been turned away by their own internal capital restraints while allowing accredited investors the ability to participate in the unique, high-yielding asset class.

Business Plan

Supervest is a platform connecting investor capital to non-traditional investment opportunities. Supervest is an online, crowd-funding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance. We connect our high-quality community of investors with our stable of funding partners in order to provide working capital to small businesses across the United States.

The ability to invest/participate/syndicate has been traditionally reserved for the merchant cash advance companies and "insiders" of these companies. We have leveraged our experience and knowledge of the industry with the power of our fully integrated platform to give our funding partners the ability to tap into a stream of capital to fund qualified merchants.

We have developed over a dozen funding partner relationships that provide hundreds of opportunities per month. Our proprietary technology allows our investors to target the businesses, credit quality and terms of the opportunities they wish to participate in. Additionally, our funding partners can tap into our data and use our artificial intelligence to help determine how to better price their deals.

Merchant Cash Advance syndication is not readily available to today's investment community. Traditionally, it is reserved for the funding companies themselves, along with company "insiders" and a handful of brokers who originate these funding opportunities. There is no market currently available for an accredited investor to tap into unless they have a pre-existing relationship with an MCA funder.

In order to effectively and efficiently operate their businesses, small business owners often require access to working capital, often unexpectedly. Unfortunately, traditional lending institutions take weeks to approve and fund a business loan - a restauranteur whose oven breaks down needs a new oven the next day to stay in business, not next month. This is where MCA lenders provide working capital.

Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jeremy Morton	Chief Executive Officer	Responsible for leading Supervest's business strategy and overall management
Kristopher Kehler	Chief Technical Officer	Responsible for leading Supervest's financing strategy and industry outreach

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Membership Units	N/A	Yes	N/A	N/A	**100%**	N/A

The Company has the following debt outstanding:

The Company has an outstanding Note payable related to an Ownership Interest Purchase Agreement. On June 24, 2020, the Company entered into Ownership Interest Purchase Agreement with Epic Advance, Inc., to purchase 12.5% of the issued and outstanding interest of the Company in exchange for a total amount of $375,000. The purchase price accrues interest at a rate of 12% per annum amortized over 50 months and is paid in monthly installments. If the Company conducts an equity financing equal to a minimum $1,000,000, the Company is required to pay all amounts owed to Epic Advance, Inc. As of December 31, 2021, the outstanding balance of this loan is in the amount of $260,901.

The Company has an outstanding EIDL loan that is secured debt. The Company has approximately $156,465 in secured debt (including accrued interest) due to this EIDL loan as of December 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with principal amount of $150,000. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twenty four months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has an outstanding PPP loan. The Company owes First Midwest Bank for a Small Business Association Paycheck Protection Program loan with an outstanding balance of $39,316 as of December 31, 2021. This loan was granted in April 2020 and accrues at an interest rate of 1% and contains a 6-month deferral period during which there is no payment. After the deferral period, the Company is required to make principal and interest payments in equal 24 installments.

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

Ownership

A majority of the Company is owned by two entities. Those entities are JMVentures, LLC and Echo Ventures, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting membership units, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
JMVentures, LLC	45.0% of Membership Units	45.0%
Echo Ventures, LLC	32.5% of Membership Units	32.5%

JMVentures, LLC is solely managed by Jeremy Morton, who owns 100% of the membership units of JMVentures.

Echo Ventures, LLC is managed by Christopher Queen, who owns 50% of the membership units of Echo Ventures, and Kristopher Kehler, who owns the other 50% of the membership units of Echo Ventures.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Supervest, Inc. ("the Company") was formed on March 7th, 2018 in the state of Florida under the name United Partners LLC. On February 20th, 2019 the company changed its name to Supervest LLC and underwent reformation to a Delaware limited liability company on December 16th, 2019. On April 5, 2022 the company changed its name to Supervest, Inc. and underwent reformation to a Delaware corporation.

Supervest is a platform connecting investor capital to non-traditional investment opportunities. Supervest is an online, crowd-funding platform that allows accredited investors to tap into the high yield potential of Merchant Cash Advance. We connect our high-quality community of investors with our stable of funding partners in order to provide working capital to small businesses across the United States.

Liquidity and Capital Resources
We have approximately $182,751 in cash on hand as of December 31, 2021.

Capital Expenditures and Other Obligations
The Company has invested in the development of software through December 31, 2021 of $143,593 and intends to incur another $500,000 during 2022.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2018	Reg D 506(c)	Common Membership Interests	$300,000	Funding continuing operations
Seed	April 2021	Regulation CF	Crowd Note	$541,000	Funding continuing operations

Dilution
When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons:

The Company has an outstanding Related Party loan. The Company has entered into a Related Party Transaction with its management in the form of a Promissory Note in January 2021. The Promissory Note has a principal amount of $100,000, and will accrue interest at the rate of 9% per annum. The term of the Note, unless terminated earlier pursuant to the terms within the Note, shall begin on the date of the Note and continue until January 25, 2023.

The Company has participated in Related Party Transactions in its operation. The Company has entered into Related Party Transactions with Debt Pay Gateway Inc. As of December 31, 2021 and December 31, 2020, the Company held $256,253 and $1,578,449 in escrow accounts with Debt Pay Gateway Inc. Certain members owning 32.5% of the Company are also owners in Debt Pay Gateway Inc.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jeremy Morton
_____
(Signature)

Jeremy Morton
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeremy Morton
_____
(Signature)

Jeremy Morton
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

5/9/2022
_____
(Date)

/s/ Kristopher Kehler

(Signature)

Kristopher Kehler

(Name)

Chief Technical Officer

(Title)

5/9/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



April 12, 2022

[Unaudited]

To Whom it may Concern,

I, Jay Morton, attest that to the best of my knowledge the accompanying financial statements for Supervest LLC as of December 31, 2021, are true and accurate.

Sincerely,

Jay Morton, CEO Supervest

Supervest, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	**183,013.28**
10200 Escrow Account 7811	0.00
10250 FMB 8168	2,114,983.45
10300 Escrowed Funds Held at DPG	256,253.10
10350 In Transit	0.00
Total Bank Accounts	**$2,554,249.83**
Other Current Assets	**$63,658.96**
Total Current Assets	**$2,617,908.79**
Fixed Assets	**$143,592.75**
Other Assets	**$79,736.21**
TOTAL ASSETS	**$2,841,237.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$125,286.50**
Credit Cards	**$16,385.47**
Other Current Liabilities	**$2,376,975.82**
Total Current Liabilities	**$2,518,647.79**
Long-Term Liabilities	**$472,074.73**
Total Liabilities	**$2,990,722.52**
Equity	**$ -149,484.77**
TOTAL LIABILITIES AND EQUITY	**$2,841,237.75**

Supervest, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
40100 Platform Fee	794,339.85
40101 Platform Fee - Fund	3,128.00
Total Income	**$797,467.85**
GROSS PROFIT	**$797,467.85**
Expenses	
61000 Payroll Costs	
60112 Risk Payroll	54,999.96
61100 Payroll Expense	272,627.81
61110 Sales Payroll	134,024.98
61200 Payroll Taxes	39,630.15
61300 Insurance Disability	-206.58
61350 Payroll Processing Fees	3,198.00
Total 61000 Payroll Costs	**504,274.32**
61800 Insurance	**573.39**
62000 Advertising & Marketing	**167,814.50**
62500 Office/General Administrative Expenses	**26,696.84**
63000 Reimbursable Expenses	2,214.61
65400 Taxes & Licenses	5,447.88
65420 Bank Charges & Fees	3,084.46
65560 Recruitment Costs	13,103.98
66500 Legal & Professional Services	**208,576.95**
67500 Travel	**53,027.13**
Total Expenses	**$984,814.06**
NET OPERATING INCOME	**$ -187,346.21**
Other Expenses	**$21,363.01**
NET OTHER INCOME	**$ -21,363.01**
NET INCOME	**$ -208,709.22**

Supervest, LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-208,709.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13300 Advance to SV Investment LLC	-2,500.00
14000 Prepaid Expenses	-23,126.14
Other A/R	0.00
16370 Domain Name	-3,355.00
16375 Accumulated Amortization	16,086.24
20000 Accounts Payable	118,637.00
20500 FMB-Commercial Card	7,581.66
20600 AMEX-31000	8,208.81
20650 AMEX-11000	595.00
20300 Accrued Expenses	21,592.05
20610 Current Portion Note Payable	2,941.00
20660 Current Portion Loan Payable	-35,608.96
21100 Custodial Liability	771,697.85
21200 Funders' Liabilities	-92,221.69
21250 Due to/from DPG	8,620.00
22100 Payroll Taxes Payable	-18.46
23000 Payroll Liabilities	13.77
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**799,143.13**
Net cash provided by operating activities	**$590,433.91**
INVESTING ACTIVITIES	
14220 Investments - MCA	-25,585.91
16200 Internal Developed Software	-143,592.75
16670 Loan Fees-SeedInvest	-40,626.78
17200 Security Deposits	-44,210.50
Net cash provided by investing activities	**$ -254,015.94**
FINANCING ACTIVITIES	
23100 SBA PPP Loan	-29,406.18
23150 EIDL Loan SBA	6,465.44
23160 EIDL Loan SBA:Less Current Portion Loan Payable	35,608.96
23200 Echoventure	100,000.00
26100 Note Payable - Epic Advance	-84,426.99
26110 Note Payable - Epic Advance:Less Current Portion Note Payable	-2,941.00
23300 Convertible Loan	558,127.07
Net cash provided by financing activities	**$583,427.30**
NET CASH INCREASE FOR PERIOD	**$919,845.27**
Cash at beginning of period	1,634,404.56
CASH AT END OF PERIOD	**$2,554,249.83**